August 3, 2011

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	File No. 001-34416 Response to your comment letter PennyMac Mortgage Investment Trust Form 10-K for the year ended December 31, 2010 Filed on March 7, 2011

Dear Ms. LaMothe:

I am writing in response to your letter dated July 28, 2011 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (“PMT” or the “Company”) for the year ended December 31, 2010 as filed on March 7, 2011.

Following are our responses to your comments.  For ease of review, we have reprinted your comments in bold face followed by our responses.

Net Investment Income, pages 57 — 59

1.     We have reviewed your response to comments 3 and 4 and the corresponding proposed revisions to future filings. In future filings, with regards to your tabular presentation of key factors influencing valuation changes, please provide an additional level of detail to enable a reader to understand inputs used by management on assets with similar characteristics instead of providing one range for MBS and mortgage loans in the aggregate. In addition, discuss in greater detail the factors that contributed to the change and why these factors support the corresponding change in key inputs.

We will provide an additional level of detail to the tabular presentation of key factors influencing valuation changes for mortgage-backed securities (“MBS”).  The key factors will be presented for non-Agency subprime, non-Agency Alt A and non-Agency prime jumbo securities, consistent with the level of detail presented for mortgage-backed securities elsewhere in the discussion of net investment income.

With respect to mortgage loans, we monitor and value our investments in pools of distressed mortgage loans, with each acquisition being a unique pool.  Although some key inputs and metrics, such as projected housing price index change, are measured at the loan level, most of the metrics we use to value and monitor the loan portfolio, such as projected prepayment and default speeds and discount rates, are only applied or output at the pool level.

Since the predominant feature of most of the loan pools we purchase is that they are of a distressed nature (i.e., are currently or have previously been delinquent), the characteristics of the individual loans (such as loan size, loan-to-value ratio and even current delinquency status) can vary widely within a pool.  Due to this dispersion and because the estimated valuations and management evaluations of mortgage loans are at the pool level, we do not believe that an additional level of detail exists that would enable a reader to understand inputs used by management on assets with similar characteristics beyond the fact that the loans are distressed.  In the future if our investment portfolio expands beyond pools of distressed assets, we will expand the key inputs table to provide additional details.

We will discuss in greater detail the reasons for changes in the key inputs to the MBS and mortgage loan valuations and how these changes impacted the valuation.  Excerpts from the Net Gain (Loss) on Investments section of Management’s Discussion and Analysis from our Form 10-Q for the quarter ended June 30, 2011, which responds to this staff comment, follow.

“The weighted average discount rate of the non-Agency subprime MBS, the most sizable component of our MBS portfolio, increased from 4.5% at December 31, 2010 to 7.7% at June 30, 2011, reflective of these market factors.”

“The increase in valuation changes during the quarter and six months ended June 30, 2011, as compared to the comparable periods ended June 30, 2010, is due to the growth and seasoning of our portfolio of mortgage loans. Our average investment in mortgage loans increased $419.0 million and $395.2 million, or 238% and 331% for the quarter and six months ended June 30, 2011 as compared to the comparable periods ended June 30, 2010. Furthermore, our initial acquisitions of mortgage loans occurred in December of 2009 and were only beginning to move through the resolution process during 2010.”

27001 Agoura Road, Calabasas, CA 91301

Phone: (818) 224-7442   Website: www.PennyMacUSA.com

	Fair Value				Range (Weighted Average)
Financial Statement Item	June 30, 2011	December 31, 2010	Valuation Technique	Key Inputs	June 30, 2011	December 31, 2010
Mortgage-backed securities (1)			Broker quote

Non-Agency subprime	$63,159	$93,783		Discount rate	3.5% - 13.3% (7.7%)	2.9% - 17.3% (4.5%)
				Prepayment speed (2)	0.2% - 5.6% (3.3%)	0.1% - 5.3% (1.5%)
				Collateral remaining loss percentage	22.6% - 55.6% (42.5%)	12.1% - 56.6% (36.9%)

Non-Agency Alt-A	11,904	15,824		Discount rate	4.5% - 11.7% (6.0%)	5.0% - 11.4% (7.1%)
				Prepayment speed (2)	0.4% - 6.9% (5.7%)	0.9% - 10.1% (6.7%)
				Collateral remaining loss percentage	7.8% - 51.3% (25.2%)	10.5% - 41.1% (22.8%)

Non-Agency prime jumbo	7,358	10,265		Discount rate	5.1% - 5.1% (5.1%)	2.7% - 2.7% (2.7%)
				Prepayment speed (2)	13.4% - 13.4% (13.4%)	14.7% - 14.7% (14.7%)
				Collateral remaining loss percentage	0.8% - 0.8% (0.8%)	0.6% - 0.6% (0.6%)

Mortgage loans	$657,223	$364,250	Discounted cash flow	Discount rate	9.1%-20.7% (14.0%)	9.1%-18.7% (13.8%)
				Twelve-month projected housing price index change	-9.5% - 9.7% (-1.7%)	-18.4% - 10.7% (-2.4%)
				Prepayment speed (2)	0.2%-6.1% (2.2%)	0.2%-7.5% (2.8%)
				Total prepayment speed (Life total CPR)	0.4% - 37.1% (29.7%)	0.4% - 38.6% (31.9%)

(1)   With respect to mortgage-backed securities, key inputs are those used to evaluate broker indications of value.

(2)   Prepayment speed is measured using Life Voluntary CPR

“The weighted average discount rate used in the valuation of mortgage loans increased slightly from December 31, 2010 to June 30, 2011 due to portfolio additions during the six months ended June 30, 2011 with higher discount rates, partially offset by a decrease in certain pools’ discount rates resulting from increasing market demand for distressed mortgage loans.

“The weighted average twelve-month projected housing price index (‘‘HPI’’) change improved from -2.4% at December 31, 2010 to -1.7% during the six months ended June 30, 2011. This improvement reflects the impact of portfolio additions during the period with higher initial HPI forecasts and the movement of the portfolio toward the projected housing price bottom with the passage of time. Changes in the projected HPI did not have a significant impact on the valuation of mortgage loans during the six months ended June 30, 2011.”

“The total prepayment speed of our mortgage loan portfolio decreased from 31.9% at December 31, 2010 to 29.7% at June 30, 2011, primarily due to greater than expected reinstatements of nonperforming loans and lower than expected rates of defaults of distressed performing loans.”

2.     We have considered your response to comment 6 and remain unclear how a reader could assess the effectiveness of your strategy over the entire holding period of the loan when it does not take into account cash outflows beyond the original cash outlay upon acquisition of the loan. To the extent you plan to include this measure in future filings, you should provide a balanced presentation that quantifies the expenses or cash outflows along with cash inflows associated with the settled loans.

After consideration of the SEC staff comment, we have determined that we will not include this measure in future periodic filings unless we quantify the expenses or cash outflows along with cash inflows associated with the settled loans.

Liquidity and Capital Resources, page 65

3.     We note your response to comment 11 from our letter dated July 7, 2011, including your proposed disclosure. In future Exchange Act periodic reports please provide more detailed disclosure regarding your agreements where a margin call may result from any decline in the market value of the assets, including any applicable haircut provisions, as well as your agreements where you may agree with the lender upon certain thresholds (and disclose such thresholds, if applicable and material).

We will provide more detailed disclosure regarding the margin call provisions, any applicable haircut provisions and any material thresholds for the applicable balance sheet dates of future periodic filings.  A draft of the proposed disclosure in our Form 10-Q for the quarter ended June 30, 2011, which in the last two sentences contains information specific to the provisions of the securities repurchase agreements outstanding at June 30, 2011, follows.

“The transactions relating to securities under agreements to repurchase contain margin call provisions that, upon notice from the applicable lender at its option, require us to transfer cash or additional securities in an amount sufficient to eliminate any margin deficit.  A margin deficit will generally result from any decline in the market value of the assets subject to an agreement to repurchase, although in some instances we may agree with the lender upon certain thresholds (in dollar amounts or percentages based on the market value of the assets) that must be exceeded before a margin deficit will arise.  Upon notice from the applicable lender, we will generally be required to satisfy the margin call on the day of such notice or within one business day thereafter, depending on the timing of the notice.  At June 30, 2011, all of our securities sold under agreements to repurchase were sold to one lender.  With respect to these agreements, we have agreed with the lender to a threshold of $250,000 in market value decline that must be exceeded before a margin deficit will arise.”

You may call me at (818) 224-7434 if you require clarification or have additional questions.  I can also be reached by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer